Filed Pursuant To Rule 433
Registration No. 333-167132
August 17, 2010
STATE STREET GLOBAL ADVISORS State Street Financial Center One Lincoln Street, 30th Floor Boston, MA 02111

Cocktails, King Tut, Dinner and a World-Renowned Journalist SPDR® Gold Shares cordially invites you

Response requested by September 13TH Please call Marnie Vassallo at 617.664.6277, or email marnie_vassallo@ssga.com A Gold Evening SpanningThirty-Three Centuries From the Reign of King Tut to the Rise of Gold Join us for an exclusive tour of Tutankhamun and the Golden Age of the Pharaohs and a panel discussion on the rise of gold, led by Financial Times journalist Gillian Tett. Cocktails: 6 pm Tour: 7 pm Dinner, Panel Discussion: 8 pm September 23, 2010 Discovery Times Square Exposition 226 West 44th Street (Between 7TH and 8TH Avenues) New York, New York Sponsored by SPDR® Gold Shares Agenda This event is by invitation only Reserve your seat today—call Marnie Vassallo at 617.664.6277, or email marnie_vassallo@ssga.com Response requested by September 13TH Validated parking will be provided at Meyers Parking, 146 West 44TH Street (between 6TH Avenue and Broadway)

Agenda A Gold Evening SpanningThirty-Three Centuries From the Reign of King Tut to the Rise of Gold

A Gold Evening SpanningThirty-Three Centuries From the Reign of King Tut to the Rise of Gold 09.23.10 Cocktail Hour Discovery Times Square Exposition 226 West 44th Street (Between 7th and 8th Avenues) New York, New York 7 pm Exhibit Tour Tutankhamun and the Golden Age of the Pharaohs Join more than seven million visitors worldwide who have marveled at this display of ancient Egypt at the height of its power. Over 130 artifacts from the tomb of Tutankhamun and other ancient Egyptian sites highlight the golden age of Egyptian artistry. 8 pm Dinner, Panel Discussion Losing Credit and Faith in Finance—The Rise of Gold Panel discussion led by Gillian Tett US Managing Editor, Financial Times A member of the Financial Times staff since 1993, Ms. Tett was named Journalist of the Year at the 2009 British Press Awards; received British Business Journalist of the Year in 2008; and won the Wincott prize, the premier British award for financial journalism, in 2007. She is also the author of the 2009 New York Times bestseller Fool’s Gold. Additional Speakers: Tom Anderson JasonToussaint Head of ETF Strategy and Research Managing Director, Investments State Street Global Advisors World Gold Council Tom develops research content for the Jason holds responsibility for the ETF marketplace and maintains key management and development of relationships within the research, gold-backed Exchange Traded Products, investment and intermediary communities. including ETFs. Response requested by September 13TH Please call Marnie Vassallo at 617.664.6277, or email marnie_vassallo@ssga.com

FOR PUBLIC USE
The SPDR Gold Shares Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1.866.320.4053.
“SPDR®” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in GLD’s prospectus.
IBG-2360
Exp. Date: 9/30/2010

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.